CHAPMAN AND CUTLER                                       111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 April 7, 2016


VIA EDGAR CORRESPONDENCE

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


        Re:    First Trust Exchange-Traded Fund VII (the "Trust")
                        File Nos. 333-184918; 811-22767
             ------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VII (the "Trust") with the Securities and Exchange Commission (the "Commission") on January 28, 2016 (the "Registration Statement"). The Registration Statement relates to the First Trust Alternative Absolute Return Strategy ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - FEES AND EXPENSES OF THE FUND

      With respect to footnote 1 to the Annual Fund Operating Expenses table, confirm that the Fund will not pay 12b-1 fees for at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

      In accordance with this comment, footnote 1 will reflect a date that is two years from the date of the prospectus.

COMMENT 2 - FEES AND EXPENSES OF THE FUND

      Please remove footnote 3 to the Annual Fund Operating Expenses table as it is neither permitted nor required by Form N-1A.

RESPONSE TO COMMENT 2

      In accordance with this comment, footnote 3 has been removed.

 COMMENT 3 - FEES AND EXPENSES OF THE FUND

      Please confirm that short sales expenses will be reflected in the "Other Expenses" line item of the Annual Fund Operating Expenses table.

RESPONSE TO COMMENT 3

      The Fund will not have short sale expenses. The Fund will only engage in short sales on Commodity Futures. Unlike a traditional short sale of equity stock, a short sale on a futures contract simply means the Fund will be the seller of that contract. Thus, the Fund will not incur the expenses normally associated with a traditional short sale of equity stock.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      To the extent that the Fund intends to invest in non-U.S. securities, please disclose this in the Principal Investment Strategies section.

RESPONSE TO COMMENT 4

      The disclosure in the section entitled "Principal Investment Strategies" has been revised to provide that the Fund (through the Subsidiary) may invest in Commodity Futures traded on non-U.S. exchanges.

COMMENT 5 - PRINCIPAL RISKS

      Please confirm that commodities futures contracts are the only derivative in which the Fund and the Subsidiary intend to invest. If so, please remove the general "Derivatives Risk" from the section entitled "Principal Risks."

RESPONSE TO COMMENT 5

      The Fund confirms that commodities futures contracts are the only derivative in which the Fund and the Subsidiary intend to invest. Accordingly, the general "Derivatives Risk" has been removed.

COMMENT 6 - PRINCIPAL RISKS

      The following sentence in "Foreign Commodity Markets Risk" does not describe a risk of investing in the Fund and should be moved from the risk disclosure to the section entitled "Principal Investment Strategies":

      "The Fund, through the Subsidiary, engages in trading on commodity markets outside of the United States on behalf of the Fund."

RESPONSE TO COMMENT 6

      In accordance with this comment, the identified sentence has been removed from the risk disclosure and added to the section entitled "Principal Investment Strategies."

COMMENT 7 - PRINCIPAL RISKS

      The following sentence in "Frequent Trading Risk" does not describe a risk of investing in the Fund and should be moved from the risk disclosure to the section entitled "Principal Investment Strategies":

      "The Fund regularly purchases and subsequently sells, i.e., "rolls," individual futures contracts throughout the year so as to maintain a fully invested position."

RESPONSE TO COMMENT 7

      In accordance with this comment, the identified sentence has been removed from the risk disclosure and the concept has been included in the section entitled "Principal Investment Strategies."

COMMENT 8 - PRINCIPAL RISKS

      The section entitled "Principal Risks" contains "Income Risk" disclosure relating to fixed income securities. Please consider whether this is applicable given the Fund's stated investment strategy.

RESPONSE TO COMMENT 8

      The Fund respectfully takes the position that the potential loss of income generated by its investments in fixed income securities presents a material risk to the Fund. Therefore, the identified risk has not been removed from the section entitled "Principal Risks."

COMMENT 9 - PRINCIPAL RISKS

      The following sentence in "Non-U.S. Investment Risk" does not describe a risk of investing in the Fund and should be moved from the risk disclosure and the section entitled "Principal Investment Strategies":

      "The Fund may invest in Commodity Futures traded on non-U.S. exchanges or enter into over-the-counter derivative contracts with non-U.S. counterparties."

RESPONSE TO COMMENT 9

      In accordance with this comment, the identified sentence has been revised to remove the reference relating to the Fund's intention to enter into over-the-counter derivative contracts with non-U.S. counterparties and the remainder of the identified sentence has been removed from the risk disclosure and added to the section entitled "Principal Investment Strategies."

COMMENT 10 - PRINCIPAL RISKS

      The following sentence in "Portfolio Turnover Risk" does not describe a risk of investing in the Fund and should be removed from the risk disclosure and added to the section entitled "Principal Investment Strategies":

      "The Fund's strategy may frequently involve buying and selling portfolio securities by the Subsidiary to rebalance the Fund's exposure to various market sectors."

RESPONSE TO COMMENT 10

      In accordance with this comment, the identified sentence has been removed from the risk disclosure and the concept has been included in the section entitled "Principal Investment Strategies."

COMMENT 11 - ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES - FUND INVESTMENTS

      In light of the Fund's investment strategy, please move "Cash Equivalents and Short-Term Investments" and "U.S. Government Securities" to the "Principal Investments" sub-section of the section entitled "Additional Information on the Fund's Investment Objective and Strategies - Fund Investments."

RESPONSE TO COMMENT 11

      In accordance with this comment, the disclosure contained in "Cash Equivalents and Short-Term Investments" and "U.S. Government Securities" has been combined into the disclosure entitled "Fixed Income Investments and Cash Equivalents." The "Principal Investments" and "Non-Principal Investments" section headers have been removed from the section entitled "Additional Information on the Fund's Investment Objective and Strategies - Fund Investments."

COMMENT 12 - ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES - FUND INVESTMENTS

      On an individual basis, please consider whether investments in each of the instruments listed in "Cash Equivalents and Short-Term Investments" constitutes a principal investment strategy of the Fund. To the extent that an investment in an instrument will not constitute a principal investment strategy of the Fund, please move the disclosure pertaining to that instrument to the "Non-Principal Investments" sub-section of the section entitled "Additional Information on the Fund's Investment Objective and Strategies - Fund Investments."

RESPONSE TO COMMENT 12

      The Fund confirms that investments in each of the instruments included in the "Fixed Income Investments and Cash Equivalents" disclosure of the section entitled "Additional Information on the Fund's Investment Objective and Strategies - Fund Investments" constitutes a principal investment strategy of the Fund.

COMMENT 13 - ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES - FUND INVESTMENTS

      Please consider deleting the disclosure pertaining to the Fund's policy regarding holding cash and cash equivalents to assume a temporary defensive position given that the Fund will generally hold significant amounts of cash and cash equivalents as part of its principal investment strategy.

RESPONSE TO COMMENT 13

      In accordance with this comment, the references to the Fund's assumption of a temporary defensive position have been removed from the "Fixed Income Investments and Cash Equivalents" disclosure and the following disclosure has been added as the last paragraph in "Commodity Futures" in the section entitled "Additional Information About the Fund's Investment Objective and Strategies - Fund Investments":

      "The percentage of the Fund's assets invested in Commodity Futures may change based upon various factors, including current market conditions. For temporary defensive purposes, the Fund may reduce its exposure to Commodity Futures."

COMMENT 14 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Please remove references to investments in derivative contracts that will not constitute a principal investment strategy of the Fund from the "Derivatives Investment Risk" disclosure in the section entitled "Additional Risks of Investing in the Fund - Principal Risks."

RESPONSE TO COMMENT 14

      In accordance with this comment, the "Derivatives Investment Risk" disclosure has been removed.

COMMENT 15 - ADDITIONAL RISKS OF INVESTING IN THE FUND

       Please consider whether the "Call Risk" disclosure in the section entitled "Additional Risks of Investing in the Fund - Non-Principal Risks" is applicable given the Fund's stated investment strategy.

RESPONSE TO COMMENT 15

      In accordance with this comment, the "Call Risk" disclosure has been removed.

COMMENT 16 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      In "Market Maker Risk" in the section entitled "Additional Risks of Investing in the Fund," please disclose that reduced decisions by market makers or authorized participants to reduce their role or step away from their normal activities in times of market stress could result in ETF shares trading at a discount to net asset value and also in greater than normal intraday bid-ask spreads for ETF shares.

RESPONSE TO COMMENT 16

      The "Market Maker" disclosure in the section entitled "Additional Risks of Investing in the Fund" has been revised in accordance with this comment to include the following disclosure:

      "In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund's portfolio securities and the Fund's market price. This reduced effectiveness could result in Fund shares trading at a discount to net asset value and also in greater than normal intraday bid-ask spreads for Fund shares."

COMMENT 17 - TRADING ISSUES

      Please disclose that market makers are under no obligation to make a market in ETF shares and authorized participants are not obligated to submit purchase or redemption orders for creation units.

RESPONSE TO COMMENT 17

      The prospectus has been revised in accordance with this comment to include the following disclosure:

      "Market makers are under no obligation to make a market in the Fund's shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units."

COMMENT 18 - CONTROLLED FOREIGN CORPORATION COMMENTS

      Please disclose that the Fund and the Subsidiary will meet the requirements, on a consolidated basis, of Section 8 of the 1940 Act regarding investment policies and restrictions and Section 18 of the 1940 Act regarding capital structure and leverage.

RESPONSE TO COMMENT 18

      The Fund confirms that for the purpose of monitoring compliance in accordance with Section 8 and Section 18 of the 1940 Act, the Fund will consider the assets of the Subsidiary to be the assets of the Fund. In addition, the Fund and the Subsidiary will meet the requirements of the 1940 Act on a consolidated basis concerning capital structure and leveraging.

COMMENT 19 - CONTROLLED FOREIGN CORPORATION COMMENTS

      Please disclose that each investment advisor to the Subsidiary will comply with Section 15 of the 1940 Act regarding investment advisory contracts relating to investment advisors of the Fund under Section 2(a)(20) of the 1940 Act. If the Fund and the Subsidiary have the same investment advisor, for the purpose of complying with the requirements of Section 15(c) of the 1940 Act, the review of the Fund's and the Subsidiary's advisory agreements may be combined.

      In addition, the investment advisory agreement between the Subsidiary and the investment advisor is a material contract that should be included as an exhibit to the Registration Statement.

RESPONSE TO COMMENT 19

      The Fund confirms that the investment advisor to the Fund (the "Advisor") will also serve as the investment advisor to the Subsidiary. The Advisor and the Subsidiary will enter into an investment advisory agreement setting forth the services to be performed by the Advisor, the fees to be paid for such services and related matters.

      Because the Subsidiary is not registered as an investment company under the 1940 Act, the investment agreement between the Subsidiary and the Advisor is not subject to the requirements of Section 15 of the 1940 Act; however, the services performed by the Advisor nevertheless will be subject to review by the board of trustees of the Fund (the "Board"), including the independent trustees, in connection with the Board's annual review of the Fund's investment advisory contract with the Advisor. Thus, the Fund respectfully submits that this disclosure is neither necessary nor appropriate in the context of the Fund, and respectfully declines to provide this disclosure. We note supplementally that this position is consistent with past Staff positions related to the use of controlled foreign corporations, such as the Subsidiary, by registered investment companies. See, eg. South Asia Portfolio, Commission No-Act Letter (March 12, 1997).

      In addition, the Fund does not consider the agreement with the Subsidiary to be a material agreement of the Fund (which is not a party to the agreement) such that it need be filed as an exhibit to the Fund's registration statement. We note that the investment advisor to the Subsidiary is the same entity that serves as the investment advisor to the Fund, and the agreement relating to those services will already be filed as an exhibit to the Fund's registration statement.

COMMENT 20 - CONTROLLED FOREIGN CORPORATION COMMENTS

      Disclose that the Subsidiary will comply with the affiliated transactions and custody rules as set forth in Section 17 of the 1940 Act and identify the custodian of the Subsidiary.

RESPONSE TO COMMENT 20

      The Fund confirms that for the purpose of monitoring compliance pursuant to Section 17 of the 1940 Act, the Fund will consider the assets of the Subsidiary to be assets of the Fund. The Subsidiary will have the same custodian as the Fund, Brown Brothers Harriman & Co. The Fund undertakes that it will not use the Subsidiary to evade the provisions of the 1940 Act.

COMMENT 21 - CONTROLLED FOREIGN CORPORATION COMMENTS

      Please confirm that the Subsidiary's management fee, including any performance fee, will be included in the "Management Fee" line item in the Annual Fund Operating Expense Table and that any other expenses charged to shareholders in connection with the operation of the Subsidiary will be reflected in the "Other Expenses" line item in the Annual Fund Operating Expense Table.

RESPONSE TO COMMENT 21

      The Fund confirms that the Subsidiary will not be charged a management fee or performance fee, and that any other expenses charged to shareholders in connection with the operation of the Subsidiary will be reflected in the "Other Expenses" line item in the Annual Fund Operating Expense Table.

COMMENT 22 - CONTROLLED FOREIGN CORPORATION COMMENTS

      Please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

RESPONSE TO COMMENT 22

      The Fund confirms that the Subsidiary and its board of directors will designate an agent for service of process in the United States.

COMMENT 23 - CONTROLLED FOREIGN CORPORATION COMMENTS

      Please confirm that the Subsidiary will maintain its books and records in accordance with Section 31 of the 1940 Act and also that the Subsidiary will hold duplicate copies of the books and records of the Subsidiary and that the SEC will be able to inspect such books and records as required by Section 19 of the 1940 Act.

RESPONSE TO COMMENT 23

      The Fund confirms that the Subsidiary will maintain its books and records in accordance with Section 31 of the 1940 Act and also that the Subsidiary will hold duplicate copies of the books and records of the Subsidiary and that the SEC will be able to inspect such books and records as required by Section 19 of the 1940 Act.

                                      ***


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                        Sincerely yours,

                                        CHAPMAN AND CUTLER LLP


                                        By: /s/ Morrison C. Warren
                                            ------------------------------------
                                                Morrison C. Warren